Southland Health Services, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

December 11, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Vanessa Robertson

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Southland Health Services, Inc.
Form S-1
Filed June 7, 2006
File No.: 333-134797

Dear Ms. Robertson:

On behalf of Southland Health Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated December 5, 2006 regarding the Company’s Registration Statement on Form S-1. Please be advised that, concurrent with this response, the Company filed Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3: Payroll Taxes Payable, page 48

1.	Please expand your disclosure to discuss the payroll taxes payable as of September 30, 2006.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 48 of the Registration Statement.

Note 4: Notes Payable, page 48

2.	Please expand your disclosure to include the terms and manner of settlement for the Note Payable - Officer in accordance with SFAS 57.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 49 and 75 of the Registration Statement.

Note 5: Income Taxes, page 49

3.	The total for Tax Benefit/(Provision) Net for September 30, 2005 shown in the table does not agree to the amount disclosed in the Consolidated Statement of Income. Also, a tax allowance of $1,481,817 has been added to the table for December 31, 2005 and therefore the amounts disclosed for the provision and the allowance no longer agree to the total Tax Benefit/(Provision) Net for December 31, 2005. Please revise or advise.

Note 7: Notes Receivable, page 49

4.	We have reviewed your response to comment three. Please provide additional information regarding the “discovery” of these amounts used by Mr. Crawford for his personal use and management’s basis for determining that this was not an error. In your response, please tell us the amounts that were reclassified, a description of the original use of the funds, where they were recorded in the previous financial statements, and how management determined that the initial classification was correct.

The Company inadvertently used the term “discovery” too broadly in its previous Note 7 to the Company’s Consolidated Financial Statements. As such, the Company has revised Note 7 on page 50 of the Registration Statement accordingly. The items in question were not errors, but were reclassified for presentation purposes by new management in connection with the change of ownership of the Company in December 2004. Previously, the Company had recorded approximately $1,020,000 as “Due from affiliates.” This figure represented amounts owed to the Company from various entities owned and operated by Glenn Crawford as sole proprietorships. The Company also had recorded approximately $300,000 as “Buildings.” This figure represented amounts paid by the Company to improve a portion of a facility owned by Glenn Crawford that is no longer used by the Company. The Company also increased the balance of the Crawford Notes pursuant to the Capital Stock Purchase Agreement in the amount of approximately $400,000 for amounts paid by the Company in 2005 to settle various lawsuits that were not disclosed by Glenn Crawford when Bad Toys Holding, Inc. acquired the Company. Finally, there were direct advances to Glenn Crawford in the amount of $186,000 that were accurately recorded. All of these amounts were reclassified to the Crawford Notes.

Note 13: Common Stock, page 51

5.	We note your response to comment five and your revised disclosures. However, please revise the last sentence of the note to indicate that earnings per share were also restated for the years ended December 31, 2004 and 2003 and that the equity section was restated for the periods ended December 31, 2004 and 2003.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

Note 14: Mergers and Acquisitions of Certain Assets, page 51

6.	We note your response to comment six and your revised disclosures. Please provide to us and disclose the following:

•	For the acquisition of Emergystat and Sulligent, we were unable to locate the purchase price allocation. Please disclose the amounts assigned to each major asset and liability caption at the acquisition date.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

•	For the transactions that were effective on May 2, 2004 and valued at $2,205,764, please disclose how the value of the assets and liabilities assumed was determined and allocation of the purchase price.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 54 and 55 of the Registration Statement.

•	For the acquisition by Bad Toys Holdings, please tell us and disclose the basis for determining the value of the transaction and the allocation of the purchase price.

On December 26, 2004, but effective December 1, 2004, Bad Toys Holdings, Inc. acquired one hundred percent (100%) of the outstanding common stock of the Company from Glenn Crawford, Joseph Cerone and Joseph Donavan. The Capital Stock Purchase Agreement dated December 26, 2004 was amended on February 4, 2005 to amend the allocation of the purchase price due to misrepresentation by the former owners of the Company of the amount of payroll tax liabilities owed by the Company. The calculated value of the Company did not change but the amendment reflected that there would be no immediate cash payments to the former owners or on certain debts as they had previously directed until such time as the amounts due to General Electric Capital Corporation and the United States Internal Revenue Service were satisfied. The transaction was recorded under the purchase method of accounting and was valued at $5,260,020. Of the $5,260,020, $3,210,564 was allocated to goodwill and $2,049,456 was allocated as an investment in the Company. The transaction was valued at $19,192,249 as agreed upon between Bad Toys Holdings, Inc. and Messrs. Crawford, Donavan and Cerone. The value was based on the total liabilities of the Company as well as certain promissory notes, common stock and warrants of Bad Toys Holdings, Inc. issued to the sellers.

•	Please explain to us and disclose the difference between the $1,925,456 disclosed in the statement of cash flows as stock/note issued for assets and the purchase price of $2,205,764.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 45 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

7.	We note your response to comment ten. However, in your discussion of the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, you disclose that other expense decreased whereas your explanation describes an increase. Please ensure that the use of decrease/increase is consistent in your disclosure for all periods presented.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 61 of the Registration Statement.

Contractual Obligations and Commercial Commitments, page 64

8.	We note your response to comment ten. However, it does not appear as though you revised the total amount for operating lease obligations and the total amount of contractual obligations as of December 31, 2005.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page 64 of the Registration Statement.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

9.	We note your response to comment thirteen and your revised disclosures. We understand that you record revenues net of contractual discounts. However, we think it is important for an investor to be able to determine the amount of gross revenue. Therefore, please disclose the amount of discounts that have been applied in each period presented.

The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 47 and 68 of the Registration Statement.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (423) 247-9560 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Larry N. Lunan
Larry N. Lunan President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Terry Kelley, CPA
Pollard Kelley Auditing Services, Inc.

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